AMENDED AND RESTATED ARTICLES OF INCORPORATION

of PORTLOGIC SYSTEMS INC.

A Nevada Corporation

(Pursuant to Nevada Revised Statutes Chapter 78)

(The "Corporation")

The undersigned incorporator does hereby file these Amended and Restated Articles of Incorporation pursuant to the provisions of the Nevada Revised Statutes 78.390, as follows:

FIRST: The name of the corporation is PORTLOGIC SYSTEMS INC.

SECOND: The Corporation shall have and may exercise all of the rights, powers and privileges now or hereafter conferred upon corporations organized under the laws of Nevada. In addition, the Corporation may do everything necessary, suitable or proper for the accomplishment of any of its corporate purposes. The Corporation may conduct part or all of its business in any part of Nevada, the United States or the world and may hold, purchase, mortgage, lease and convey real and personal property in any of such places.

THIRD: The aggregate number of shares that the Corporation shall have authority to issue is seventy five million (76,000,000) shares, of which a portion shall be common shares and a portion shall be preferred shares (as described below).  The capital stock of the Corporation may be issued and sold from time to time for such consideration as may be fixed by the board of directors, provided that the consideration so fixed is not less than par value.

A.     Common Shares. The aggregate number of common shares which the Corporation shall have the authority to issue is seventy five million (75,000,000) shares, each with a stated Par Value of $0.001 per share, which shares shall be designated "common stock." Subject to any prior rights and preferences of any preferred shares, as expressly provided herein, by law or by the board of directors pursuant to this Article, the holders of shares of common stock of the corporation shall not be entitled to preemptive or preferential rights to subscribe to any unissued stock or any securities which the corporation may now or hereafter be authorized to issue.  The common stock of the Corporation shall possess all such rights and privileges as are afforded to common stock by applicable law in the absence of any express grant of rights or privileges in these Articles of Incorporation, including, but not limited to, the following rights and privileges:

(a) dividends may be declared and paid or set apart for payment on the common stock out of any assets or funds of the Corporation legally available for the payment of dividends;

(b) on the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and after paying or adequately providing for the payment of all of its obligations and amounts payable in liquidation, dissolution or winding up, and subject to the rights of the holders of preferred stock, if any, the net assets of the Corporation shall be distributed pro rata to the holders of the common stock.

(c) Voting. For voting purposes, common stockholders shall be entitled the following rights and privileges:

(i) common stockholders shall be entitled to one vote for each share held on all matters submitted to a vote of stockholders.

(ii) unless otherwise ordered by a court of competent jurisdiction, at all meetings of stockholders a majority of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group.

(iii) stockholders shall not possess cumulative voting rights at all stockholders meetings called for the purpose of electing a board of directors or otherwise.

B.     Preferred Shares. The aggregate number of preferred shares which the Corporation shall have the authority to issue is 1 million (1,000,000) shares, each with a stated Par Value of $0.001 per share, which shares shall be designated "Preferred Stock." Shares of Preferred Stock may be issued from time to time in one or more series as determined by the board of directors.  The board of directors is hereby authorized, by resolution or resolutions, to provide from time to time, out of the un-issued shares of Preferred Stock not then allocated to any series of Preferred Stock, for a series of the Preferred Stock.  Each such series shall have distinctive serial designations. Before any shares of any such series of Preferred Stock are issued, the board of directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the voting powers, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as provided by Nevada law. Before issuing any shares of a class or series, the Corporation shall deliver to the secretary of state for filing articles of amendment to these Articles of Incorporation that set forth information required by Nevada law, including but not limited to, the designations, preferences, limitations, and relative rights of the class or series of shares.

FOURTH: The affairs of the Corporation shall be governed by a board of directors. The number of directors of the Corporation shall be fixed from time to time by the board of directors, but must be at least one.  A director shall be a natural person who is eighteen years of age or older. A director need not be a resident of Nevada or a stockholder of the Corporation.

FIFTH: The By-laws of the Corporation shall be adopted by its board of directors.  The power to alter, amend or repeal the By-laws or adopt new By-laws shall be vested in the board of directors, except as otherwise may be specifically provided by the By-laws.

SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

A.      Indemnification. The Corporation shall indemnify, to the maximum extent permitted by law, any person who is or was a director, officer, agent, fiduciary or employee of the Corporation against any claim, liability or expenses arising against or incurred by such person made party to a proceeding because he or she is or was a director, officer, agent, fiduciary or employee of the

Corporation or because he or she is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation’s request. The Corporation shall further have the authority to the maximum extent permitted by law to purchase and maintain insurance providing such indemnification.

B.      Limitation on Director Liability. No director of the Corporation shall have any personal liability for monetary damages to the Corporation or its stockholders for monetary damages as a result of any act or failure to act in his or her capacity as a director or officer unless it is proven that: (i) his or her act or failure to act constituted a breach of his or her fiduciary duties as a director or officer; and (ii) his or her breach of those duties involved intentional misconduct, fraud of a knowing violation of law. Nothing contained herein will be construed to deprive any director of his or her right to all defenses ordinarily available to a director nor will anything herein be construed to deprive any director of any right he or she may have for contribution from any other director or other person.

        IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 23rd day of June 2008.

 /s/ Jueane Thiessen_____

Name: Jueane Thiessen

Title:   President